                                                  Filed Pursuant to Rule 424(b)5
                                                     Registration No. 333-121067

PRICING SUPPLEMENT No. 5
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                715,000 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

       6.30% Yield Enhanced Equity Linked Debt Securities Due May 15, 2006
        Performance Linked to Applied Materials, Inc. (AMAT) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: Applied Materials, Inc. Applied Materials is not
     involved in this offering and has no obligation with respect to the notes.

o    INDEX STOCK: The common stock of the index stock issuer.

o    STATED MATURITY DATE: May 15, 2006, subject to postponement if the valuation date is postponed.

o    VALUATION DATE: May 8, 2006, subject to postponement if a market disruption event occurs, as described under the caption "Description of the
     Notes-Settlement value" on page SS-12 of the YEELDS prospectus supplement.

o    DETERMINATION PERIOD: Five business days.

o    COUPON RATE: 6.30% per annum.

o    COUPON PAYMENT DATES: The fifteenth calendar day of each month of each year, beginning on December 15, 2005.

o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o    PRINCIPAL AMOUNT: $17.5694 per YEELDS and, in the aggregate, $12,562,121.

o    LISTING: The YEELDS will not be listed on any exchange.

o    EQUITY CAP PRICE: $19.3263, which represents approximately 110% of the initial value.

o    INITIAL VALUE: $17.5694, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings paid to hedge the Lehman Brothers Holdings' obligations under the notes.

o    TRIGGER PRICE: $14.9340, which represents approximately 85% of the initial value.

o    DENOMINATIONS: $17.5694 and integral multiples thereof.

o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you in cash, per YEELDS, the lesser of:

     (1)  the alternative redemption amount; and

     (2)  $19.3263

     provided that, if the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period and the settlement value is less than $17.5694, Lehman Brothers Holdings will pay you $17.5694 in cash per YEELDS.

     The adjusted intraday price of the index stock on any scheduled trading day will equal the then-current intraday price of the index stock, plus the dividend adjustment amount in effect on such scheduled trading day. The measurement period will begin on the date of this pricing supplement and end on the valuation date.

     Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

     The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by multiplier, as d escribed beginning on page PS-2 of this pricing supplement under "Settlement Value Based Upon
     Adjusted Closing Price".

o    STOCK SETTLEMENT OPTION: None.

    Investing in the notes involves risks. Risk Factors begin on page SS-6 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ----------------------

                                              Per YEELDS         Total
                                             ------------  -----------------
Public offering price.......................   $17.5694     $12,562,121.00
Underwriting discount.......................   $ 0.0439     $    31,405.30
Proceeds to Lehman Brothers Holdings........   $17.5255     $12,530,715.70

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 107,250 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about November 15, 2005.

                             ----------------------

                                 LEHMAN BROTHERS

November 8, 2005
"YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if
Applied Materials changes the per share amount of dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of Applied Materials common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of shares of common stock of Applied
Materials are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Applied Materials and the amount of the dividend is less than the base dividend (as described below) per share of common stock, including if
Applied Materials fails to declare or make a quarterly dividend payment on its shares of common stock (as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for the Applied Materials dividend (any such day, an "effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend. Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend" shall be $0.03, the amount of the quarterly dividend per share of common stock most recently paid by Applied Materials prior to the date of this pricing supplement, subject to adjustment in the event of certain events affecting the shares of common stock of Applied Materials such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that Applied Materials has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following December 30, 2005 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of Applied Materials common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Applied
Materials and the amount of the dividend is more than the base dividend per share, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of Applied
Materials, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                 PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are four examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Applied Materials does not change the amount of quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $16.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT WAS AT OR
ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT
PERIOD:

As a result, because (i) the settlement value of $16.00 is less than $19.3263,
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect was at or above $14.9340 on all scheduled trading days during the measurement period and (iii) the settlement value is less than $17.5694, on the stated maturity date, you would receive $17.5694 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $16.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT FELL BELOW
THE TRIGGER PRICE ON A SCHEDULED TRADING DAY DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $16.00 is less than $19.3263 and (ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect fell below $14.9340 on a scheduled trading day during the measurement period, on the stated maturity date, you would receive $16.00 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 3. ASSUMING THE SETTLEMENT VALUE IS $18.00:

As a result, because the settlement value of $18.00 is less than $19.3263, on the stated maturity date, you would receive $18.00 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 4. ASSUMING THE SETTLEMENT VALUE IS $22.00:

As a result, because $19.3263 is less than the settlement value of $22.00, on the stated maturity date, you would receive $19.3263 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Applied Materials changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

APPLIED MATERIALS, INC.

Lehman Brothers Holdings has obtained the following information regarding
Applied Materials from Applied Materials' reports filed with the SEC.

Applied Materials develops, manufactures, markets and services integrated circuit fabrication equipment for the worldwide semiconductor industry.
Customers for these products include semiconductor wafer manufacturers and semiconductor integrated circuit (or chip) manufacturers, who either use the semiconductors they manufacture in their own products or sell them to other companies for use in advanced electronic components.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Applied Materials are quoted on The NASDAQ Stock
Market under the symbol "AMAT".

The following table presents the high and low closing prices for the shares of common stock of Applied Materials, as reported on The NASDAQ Stock Market during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2002,
2003, 2004 and 2005 (through the date of this pricing supplement).

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                         HIGH                LOW                  PERIOD END
                                                    ---------------    ------------------    -------------------

2002
   First Quarter...............................        $27.1350            $19.7450               $27.1350
   Second Quarter..............................         27.7600             18.7600                19.0200
   Third Quarter...............................         19.9300             11.2000                11.5500
   Fourth Quarter..............................         17.4900             10.3500                13.0300

2003
   First Quarter ..............................        $15.7000            $11.6000               $12.5800
   Second Quarter..............................         16.8700             12.7600                15.8400
   Third Quarter...............................         22.2200             16.0100                18.1300
   Fourth Quarter..............................         25.6100             18.5500                22.4400

2004
   First Quarter ..............................        $24.6300            $20.2000               $21.3300
   Second Quarter..............................         22.8400             18.0300                19.6200
   Third Quarter...............................         19.0000             15.6100                16.4900
   Fourth Quarter..............................         17.8853             15.6900                17.1000

2005
   First Quarter ..............................        $17.9200            $15.1700               $16.2500
   Second Quarter .............................         17.4000             14.5000                16.1800
   Third Quarter...............................         18.5800             16.1200                16.9600
   Fourth Quarter (through the date of
     this pricing supplement)..................         17.4900             16.0300                17.4900

                                      PS-5

                              HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) Applied Materials does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period. Those in the second table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect has fallen below the trigger price on any scheduled trading day during the measurement period.

TABLE 1: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT IS
AT OR ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE
MEASUREMENT PERIOD.

                           PERCENTAGE          TOTAL COUPON                              HYPOTHETICAL
                        CHANGE FROM THE      PAYMENTS PAID OR        HYPOTHETICAL      TOTAL ANNUALIZED       HYPOTHETICAL
  HYPOTHETICAL           ISSUE PRICE TO         PAYABLE ON OR       AMOUNT PAYABLE       YIELD ON THE        TOTAL ANNUALIZED
   SETTLEMENT           THE HYPOTHETICAL         BEFORE THE         PER YEELDS ON     NOTES ON THE STATED       YIELD FROM
  VALUE ON THE         SETTLEMENT VALUE ON     STATED MATURITY   THE STATED MATURITY     MATURITY DATE       DIRECT OWNERSHIP
  VALUATION DATE        THE VALUATION DATE    DATE PER YEELDS          DATE (1)          PER YEELDS (2)      OF INDEX STOCK (3)
-----------------    ----------------------  ------------------  --------------------  -------------------  --------------------

    $14.9340                -15%                  $0.5534              $17.5694              6.5%                -27.2%
     15.8125                -10                    0.5534               17.5694              6.5                 -18.4
     16.6909                 -5                    0.5534               17.5694              6.5                  -9.1
     17.5694                  0                    0.5534               17.5694              6.5                   0.7
     18.4479                  5                    0.5534               18.4479             17.2                  11.0
     19.3263                 10                    0.5534               19.3263             28.4                  21.8
     20.2048                 15                    0.5534               19.3263             28.4                  33.0
     21.0833                 20                    0.5534               19.3263             28.4                  44.8
     21.9618                 25                    0.5534               19.3263             28.4                  57.1

------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.
(3) Assumes the cash dividend on the index stock is $0.03 per share per quarter.

                                      PS-6

TABLE 2: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT HAS
FALLEN BELOW THE TRIGGER PRICE ON ANY SCHEDULED TRADING DAY DURING THE
MEASUREMENT PERIOD.

                        PERCENTAGE                                                 HYPOTHETICAL
                     CHANGE FROM THE        TOTAL COUPON                         TOTAL ANNUALIZED
                      ISSUE PRICE TO      PAYMENTS PAID OR       HYPOTHETICAL      YIELD ON THE        HYPOTHETICAL
   HYPOTHETICAL      THE HYPOTHETICAL       PAYABLE ON OR       AMOUNT PAYABLE       NOTES ON        TOTAL ANNUALIZED
   SETTLEMENT          SETTLEMENT            BEFORE THE         PER YEELDS ON       THE STATED           YIELD FROM
   VALUE ON THE       VALUE ON THE         STATED MATURITY        THE STATED       MATURITY DATE     DIRECT OWNERSHIP
  VALUATION DATE      VALUATION DATE      DATE PER YEELDS     MATURITY DATE (1)    PER YEELDS (2)    OF INDEX STOCK (3)
-----------------   ------------------  -------------------  -------------------  ----------------- -------------------

     $13.1771              -25%               $0.5534           $13.1771                -39.4%            -43.2%
      14.0555              -20                 0.5534            14.0555                -31.2             -35.5
      14.9340              -15                 0.5534            14.9340                -22.6             -27.2
      15.8125              -10                 0.5534            15.8125                -13.4             -18.4
      16.6909               -5                 0.5534            16.6909                 -3.7              -9.1
      17.5694                0                 0.5534            17.5694                  6.5               0.7
      18.4479                5                 0.5534            18.4479                 17.2              11.0
      19.3263               10                 0.5534            19.3263                 28.4              21.8
      20.2048               15                 0.5534            19.3263                 28.4              33.0
      21.0833               20                 0.5534            19.3263                 28.4              44.8
      21.9618               25                 0.5534            19.3263                 28.4              57.1

-----------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.
(3) Assumes the cash dividend on the index stock is $0.03 per share per quarter.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the tables.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 107,250 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $14,446,439,
$36,116 and $14,410,323, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about November 15, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the YEELDS and has received customary compensation for that transaction.

                                      PS-8

                                715,000 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

       6.30% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE MAY 15, 2006
        PERFORMANCE LINKED TO APPLIED MATERIALS, INC. (AMAT) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                NOVEMBER 8, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS